Exhibit 99.1

Bright Scholar Announces Unaudited Financial Results for Fourth Fiscal Quarter and Fiscal Year Ended August 31, 2017

FOSHAN, November 8, 2017 (PR Newswire)—Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), the largest operator of international and bilingual K-12 schools in China*, today announced its unaudited financial results for the fourth fiscal quarter and fiscal year ended August 31, 2017.

*	In terms of student enrollment as of September 1, 2016, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2017.

Fourth Fiscal Quarter Ended August 31, 2017 Financial Highlights (in comparison to the same period of last fiscal year)

•	Revenue was RMB275.5 million, up 25.7%

•	Gross profit was RMB68.3 million, up 47.2%; gross margin was 24.8%, up from 21.2%

•	Operating loss was RMB16.6 million, up 74.7%; operating margin was (6.0%), down from (4.3%)

•	Net loss was RMB3.7 million, down 5.1%; adjusted net loss(1) was at RMB3.7 million, down 5.1%; net margin was (1.3%), up from (1.8%); adjusted net margin(1) was (1.3%), up from (1.8%)

•	EPS was RMB(0.03), up from RMB(0.09); adjusted EPS(2) was RMB(0.03), up from RMB(0.09)

•	Adjusted EBITDA(3) was RMB9.4 million, down 30.9%; adjusted EBITDA margin(3) was 3.4%, down from 6.2%

Fiscal Year Ended August 31, 2017 Financial Highlights (in comparison to last fiscal year)

•	Revenue was RMB1,328.4 million, up 27.7%

•	Gross profit was RMB468.0 million, up 53.9%; gross margin was 35.2%, up from 29.2%

•	Operating income was RMB214.9 million, up 1,074.3% compared to RMB18.3 million of last fiscal year, operating margin was 16.2%, up from 1.8%

•	Net income was RMB191.8 million, up from RMB2.9 million; adjusted net income(1) was RMB191.8 million, up 95.7%; net margin was 14.4%, up from 0.3%; adjusted net margin(1) was 14.4%, up from 9.4%

•	EPS was RMB1.64, up 531.6%; adjusted EPS(2) was RMB1.64, up 168.9%

•	Adjusted EBITDA(3) was RMB305.9 million, up 64.6%; adjusted EBITDA margin(3) was 23.0%, up from 17.9%

(1)	Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation expenses. Adjusted net margin is defined as adjusted net income/(loss) divided by revenue.
(2)	Adjusted EPS is defined as adjusted net income/(loss) divided by the weighted average number of ordinary shares or American depositary shares (each an “ADS”), each representing one Class A ordinary share of the Company, on an as-converted basis.
(3)	Adjusted EBITDA is defined as EBITDA (which refers to income from operations, which excludes interest income, income tax benefit and expense and depreciation and amortization expenses) excluding share-based compensation expenses. Adjusted EBITDA margin is defined as adjusted EBITDA divided by revenue.

For more information on these adjusted financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

“The fourth quarter of fiscal 2017 capped off an exceptional 2017 fiscal year for Bright Scholar with robust operating and financial results. We believe our record revenue and earnings performance in fiscal 2017 evidenced the strength of our focused business strategies, our continued efforts to enhance market leadership and our strong execution, which have laid solid foundation for our continued growth into fiscal 2018,” said Mr. Junli He, CEO of Bright Scholar. “As the largest operator of international and bilingual K-12 schools in China*, Bright Scholar had 30,474 students as of August 31, 2017, representing enrollment growth of 16% over fiscal 2016. We provide our students with premier educational services that have resulted in outstanding academic outcomes with 87% of students in the 2017 graduating class of our international schools having received offers from global top 50 institutions such as University of Chicago, Cambridge and Oxford, of which over 20 institutions are based in the United States. During fiscal 2017, our students also obtained over 600 competition awards in various subjects such as math, English, writing, piano and swimming, among which 119 are international awards and 283 are national level awards.”

“We continued to expand our portfolio of schools and increased our network from 49 to 52 schools in fiscal 2017 and we currently expect to open 12 new schools by fiscal 2018. As we build and scale new business, partnerships and ecosystems play a pivotal role. Out of the new schools we expect to open in fiscal 2018, eight schools will be in alliance with Country Garden and four in collaboration with other third-party business partners. We also advanced our global partnerships with Columbia and Berkeley, top U.S.-based universities on scholarships, and Fettes, a renowned UK school, to operate international school in China and pursued an equity partnership with Can-achieve to supplement our core K-12 businesses. Going into fiscal 2018, we will continue to pursue domestic and international acquisitive growth opportunities to further expand our network as well as broaden and deepen our complementary education service offerings, especially in areas of test preparation, college counselling and extra curriculum activities. ”

“Our business and operational performance underpinned the strong growth trajectory across all core financial metrics for fiscal 2017, with an increase in revenue by 27.7% and in adjusted net income by 95.7%, and margins expanding significantly as supported by improved utilization rate, student/teacher ratio and disciplined cost management across all our schools.”

Mr. He concluded, “As we strengthen our market leading position, we believe we are well positioned to continue executing our strategy to build a sustainable long-term business with a strong conviction to deliver world-class education to students in China and globally. We are proud of the phenomenal progress we have achieved this year and look forward to continuing our diligent approach to support the success of our students, teachers and employees as well as continuing to drive long-term value for our shareholders in the coming years.”

*	In terms of student enrollment as of September 1, 2016, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2017.

FOURTH FISCAL QUARTER ENDED AUGUEST 31, 2017 UNAUDITED FINANCIAL RESULTS

Revenues

Revenues for the fourth fiscal quarter were RMB275.5 million, representing 25.7% increase from RMB219.2 million in the same period of last fiscal year.

The table below sets forth a breakdown of revenues:

	Fourth Fiscal Quarter Ended August 31, 2017	Fourth Fiscal Quarter Ended August 31, 2016	YoY % Change
	(RMB in million)	(RMB in million)
International Schools	95.5	81.7	16.9%
Bilingual Schools	83.1	68.7	21.0%
Kindergartens	66.4	53.3	24.6%
Complementary	30.5	15.5	96.8%
Total	275.5	219.2	25.7%

International Schools: Revenue for the quarter was RMB95.5 million, representing a 16.9% increase from RMB81.7 million, accounting for 34.7% of total revenues as compared to 37.3% in the same period of last fiscal year, primarily due to a 14.0% increase in the average number of students from 5,430 to 6,191, and a 2.6% increase in the average tuition and fees from RMB15,047 to RMB15,432 during the comparison periods.

Bilingual Schools: Revenue for the quarter was RMB83.1 million, representing a 21.0% increase from RMB68.7 million, accounting for 30.2% of total revenues as compared to 31.3% in the same period of last fiscal year, primarily due to a 15.3% increase in the average number of students from 11,489 to 13,246, and a 5.0% increase in the average tuition and fees from RMB5,976 to RMB6,276 during the comparison periods.

Kindergartens: Revenue for the quarter was RMB66.4 million, representing a 24.6% increase from RMB53.3 million, accounting for 24.1% of total revenues as compared to 24.3% in the same period of last fiscal year, primarily due to a 15.3% increase in the average number of students from 9,324 to 10,748, and a 8.0% increase in the average tuition and fees from RMB5,721 to RMB6,176 during the comparison periods.

Complementary: Revenue for the quarter was RMB30.5 million, representing a 96.8% increase from RMB15.5 million, accounting for 11.1% of total revenues as compared to 7.1% in the same period of last fiscal year, primarily due to an increase in the revenue of élan English learning centers from RMB11.4 million to RM 16.0 million, and an increase of RMB4.5 million in other categories of revenue (e.g., camps) during the comparison periods.

Cost of Revenues

Cost of revenues for the quarter was RMB207.2million, representing a 19.9% increase from RMB172.8 million in the same period of last fiscal year, primarily due to an increase of RMB20.7 million in staff costs as a consequence of an increase in the headcount of teaching staff in line with the expansion of our school network. The average number of our teachers and instructors increased by 16.2% from 2,879 to 3,345 during the comparison periods.

International Schools: Cost of revenues for the quarter was RMB92.3 million, representing a 19.9% increase from RMB77.0 million in the same period of last fiscal year.

Bilingual Schools: Cost of revenues for the quarter was RMB56.3 million, representing a 27.1% increase from RMB44.3 million in the same period of last fiscal year.

Kindergartens: Cost of revenues for the quarter was RMB41.7 million, representing a 7.5% increase from RMB38.8 million in the same period of last fiscal year.

Complementary: Cost of revenues for the quarter was RMB16.9 million, representing a 33.1% increase from RMB12.7 million in the same period of last fiscal year.

Gross Profit and Gross Margin

Gross profit for the quarter was RMB68.3 million, representing a 47.2% increase from RMB46.4 million in the same period of last fiscal year. Gross margin for the quarter was 24.8%, as compared to 21.2% in the same period of last fiscal year, primarily due to the scale growth of our existing schools, increased average tuitions and fees, and improved operational efficiency.

International Schools: Gross profit for the quarter was RMB3.2 million, representing a 31.9% decrease from RMB4.7 million in the same period of last fiscal year. Gross margin for the quarter was 3.4%, as compared to 5.8% in the same period of last fiscal year.

Bilingual Schools: Gross profit for the quarter was RMB26.8 million, representing a 9.8% increase from RMB24.4 million in the same period of last fiscal year. Gross margin for the quarter was 32.3%, as compared to 35.5% in the same period of last fiscal year.

Kindergartens: Gross profit for the quarter was RMB24.7 million, representing a 70.3% increase from RMB14.5 million in the same period of last fiscal year. Gross margin for the quarter was 37.2%, as compared to 27.2% in the same period of last fiscal year.

Complementary: Gross profit for the quarter was RMB13.5 million, representing a 382.1% increase from RMB2.8 million in the same period of last fiscal year. Gross margin for the quarter was 44.3%, as compared to 18.1% in the same period of last fiscal year.

Selling, General and Administrative Expenses and Adjusted SG&A Expenses (4)

Total selling, general and administrative expenses for the quarter were RMB89.0 million, representing a 56.7% increase from RMB56.8 million in the same period of last fiscal year, accounting for 32.3% of total revenues as compared to 25.9% in the same period of last fiscal year. The increase in selling, general and administrative expenses was primarily due to the increase in the compensations and benefits paid to additional general and administrative staff members, and the increase in marketing fees for brand promotion and fees for professional services, both of which were in line with our growing business.

Adjusted SG&A expenses(4) for the quarter were RMB89.0 million, representing a 56.7% increase from RMB56.8 million in the same period of last fiscal year, accounting for 32.3% of total revenues as compared to 25.9% in the same period of last fiscal year.

(4)	Adjusted SG&A Expenses are defined as selling, general and administrative expenses excluding share-based compensation expenses.

Operating Loss and Operating Margin

Operating loss for the quarter was at RMB16.6 million, representing a 74.7% increase from RMB9.5 million loss in the same period of last fiscal year. Operating margin for the quarter was (6.0%), as compared to (4.3%) in the same period of last fiscal year.

Net Loss and Adjusted Net Loss

Net loss for the quarter was at RMB3.7 million, representing a 5.1% decrease from RMB3.9 million loss in the same period of the last fiscal year.

Adjusted net loss for the quarter was at RMB3.7 million, representing a 5.1% decrease from RMB3.9 million loss in the same period of last fiscal year.

Earnings per ordinary share/ADS and Adjusted Earnings per ordinary share/ADS

Basic and diluted net loss per ordinary share/ADS attributable to ordinary shareholders/ADS holders, on an as-converted basis, for the quarter was RMB0.03 and RMB0.03, respectively, as compared to loss of RMB0.09 and RMB0.09, respectively, in the same period of last fiscal year.

Adjusted basic and diluted net loss per ordinary share/ADS attributable to ordinary shareholders/ADS holders, on an as-converted basis, for the quarter was RMB0.03 and RMB0.03, respectively, as compared to loss of RMB0.09 and RMB0.09, respectively, in the same period of last fiscal year.

Adjusted EBITDA

Adjusted EBITDA for the quarter was RMB9.4 million, representing a 30.9% decrease from RMB13.6 million in the same period of last fiscal year.

FISCAL YEAR ENDED AUGUST 31, 2017 UNAUDITED FINANCIAL RESULTS

Revenues

Revenues for the fiscal year 2017 were RMB1,328.4 million, representing 27.7% increase from RMB1,040.3 million in last fiscal year.

The table below sets forth a breakdown of revenues:

	Fiscal Year 2017 Ended August 31, 2017	Fiscal Year 2016 Ended August 31, 2016	YoY % Change
	(RMB in million)	(RMB in million)
International Schools	505.7	423.1	19.5%
Bilingual Schools	413.4	328.7	25.8%
Kindergartens	312.0	252.0	23.8%
Complementary	97.3	36.5	166.6%
Total	1,328.4	1,040.3	27.7%

International Schools: Revenue for the year was RMB505.7 million, representing a 19.5% increase from RMB423.1 million, accounting for 38.1% of total revenues as compared to 40.7% in last fiscal year, primarily due to a 15.4% increase in the average number of students from 5,443 to 6,283, and a 3.5% increase in the average tuition and fees from RMB77,744 to RMB80,478 during the comparison years.

Bilingual Schools: Revenue for the year was RMB413.4 million, representing a 25.8% increase from RMB328.7 million, accounting for 31.1% of total revenues as compared to 31.6% in last fiscal year, primarily due to a 15.3% increase in the average number of students from 11,441 to 13,189, and a 9.1% increase in the average tuition and fees from RMB28,729 to RMB31,346 during the comparison years.

Kindergartens: Revenue for the year was RMB312.0 million, representing a 23.8% increase from RMB252.0 million, accounting for 23.5% of total revenues as compared to 24.2% in last fiscal year, primarily due to a 14.4% increase in the average number of students from 8,979 to 10,276, and a 8.2% increase in the average tuition and fees from RMB28,067 to RMB30,364 during the comparison years.

Complementary: Revenue for the year was RMB97.3 million, representing a 166.6% increase from RMB36.5 million, accounting for 7.3% of total revenues as compared to 3.5% in last fiscal year, primarily due to an increase in the revenue of élan English learning centers from RMB25.6 million to RMB71.3 million during the comparison years.

Cost of Revenues

Cost of revenues for the year was RMB860.3 million, representing 16.9% increase from RMB736.2 million in last fiscal year, primarily due to an increase of RMB95.2 million in staff costs as a consequence of an increase in the headcount of teaching staff in line with the expansion of our school network. The average number of our teachers and instructors increased by 11.3% from 2,857 to 3,180 during the comparison years.

International Schools: Cost of revenues for the year was RMB360.0 million, representing a 15.2% increase from RMB312.5 million in last fiscal year.

Bilingual Schools: Cost of revenues for the year was RMB262.3 million, representing a 14.6% increase from RMB228.9 million in last fiscal year.

Kindergartens: Cost of revenues for the year was RMB178.8 million, representing a 6.3% increase from RMB168.2 million in last fiscal year.

Complementary: Cost of revenues for the year was RMB59.2 million, representing a 122.6% increase from RMB26.6 million in last fiscal year.

Gross Profit and Gross Margin

Gross profit for the year was RMB468.0 million, representing a 53.9% increase from RMB304.1 million in last fiscal year. Gross margin for the year was 35.2%, as compared to 29.2% in last fiscal year, primarily due to the scale growth of our existing schools, increased average tuitions and fees, and improved operational efficiency.

International Schools: Gross profit for the year was RMB145.6 million, representing a 31.6% increase from RMB110.6 million in last fiscal year. Gross margin for the year was 28.8%, as compared to 26.1% in last fiscal year.

Bilingual Schools: Gross profit for the year was RMB151.1 million, representing a 51.4% increase from RMB99.8 million in last fiscal year. Gross margin for the year was 36.6%, as compared to 30.4% in last fiscal year.

Kindergartens: Gross profit for the year was RMB133.2 million, representing a 58.9% increase from RMB83.8 million in last fiscal year. Gross margin for the year was 42.7%, as compared to 33.3% in last fiscal year.

Complementary: Gross profit for the year was RMB38.1 million, representing a 284.8% increase from RMB9.9 million in last fiscal year. Gross margin for the year was 39.2%, as compared to 27.1% in last fiscal year.

Selling, General and Administrative Expenses and Adjusted SG&A Expenses (4)

Total selling, general and administrative expenses for the year were RMB262.0 million, representing a 9.7% decrease from RMB290.1 million, accounting for 19.7% of total revenues as compared to 27.9% in last fiscal year, primarily due to the share-based compensation expense of RMB95.1 million incurred in last fiscal year, partially offset by the listing expenses incurred in connection with the Company’s IPO and the compensations and benefits we paid to additional general and administrative staff members to support our growing business in the fiscal year 2017.

Adjusted SG&A Expenses(4) for the year were RMB262.0 million, representing a 34.4% increase from RMB195.0 million, accounting for 19.7% of total revenues as compared to 18.7% in last fiscal year.

(4)	Adjusted SG&A Expenses are defined as selling, general and administrative expenses excluding share-based compensation expenses.

Operating Income and Operating Margin

Operating income for the year was RMB214.9 million, representing a 1,074.3% increase from RMB18.3 million in last fiscal year. Operating margin for the year was 16.2%, as compared to 1.8% in last fiscal year.

Net Income and Adjusted Net Income

Net income for the year was RMB191.8 million as compared to net loss of RMB2.9 million in last fiscal year.

Adjusted net income for the year was RMB191.8 million, representing a 95.7% increase from RMB98.0million in last fiscal year.

Earnings per ordinary share/ADS and Adjusted Earnings per ordinary share/ADS

Basic and diluted net income per ordinary share/ADS attributable to ordinary shareholders/ADS holders, on an as-converted basis, for the year was RMB1.64 and RMB1.64, respectively, as compared to loss of RMB0.38 and RMB0.38, respectively, in last fiscal year.

Adjusted basic and diluted net income per ordinary share/ADS attributable to ordinary shareholders/ADS holders, on an as-converted basis, for the year was RMB1.64 and RMB1.64, respectively, as compared to RMB0.61 and RMB0.61, respectively, in last fiscal year.

Adjusted EBITDA

Adjusted EBITDA for the year was RMB305.9 million, representing a 64.6% increase from RMB185.8 million in last fiscal year.

Cash and Working Capital

As of August 31, 2017, the Company’s cash and cash equivalents and restricted cash totaled RMB1,896.7 million, as compared to RMB1,455.5 million as of May 31, 2017.

GUIDANCE FOR FISCAL YEAR ENDING AUGUST 31, 2018

For the fiscal year 2018, the Company currently expects its average students enrollment to be between approximately 34,300 and 35,000, representing a year-over-year increase between 15% and 18%, and its revenue to be between approximately RMB1,630 million and RMB1,660 million, representing a year-over-year organic growth between 23% and 25%. The Company also currently expects 12 new schools openings for fiscal year 2018.

This guidance is based on the current market and operating conditions and reflects the Company’s current and preliminary estimates of such market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host a conference call at 8:00 a.m. U.S. Eastern Time (9:00 pm Beijing/Hong Kong Time) on November 9, 2017, to discuss its quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	4001-201-203
Hong Kong:	800-905945
United States:	1-888-346-8982
Canada Toll Free	1-855-669-9657
International:	1-412-902-4272

*	Please ask to be joined into Bright Scholar Education Holdings Limited’s call.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.brightscholar.com.

Following the earnings conference call, an archive of the call will be available by dialing:

United States:	1-877-344-7529
International:	1-412-317-0088
Canada Toll Free:	855-669-9658
Replay Passcode:	10113325
Replay End Date:	November 16, 2017

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use certain non-GAAP measures, including primarily adjusted EBITDA and adjusted net income/(loss), as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted EBITDA as income from operations (which excludes interest income, income tax benefit and expense and depreciation and amortization expenses) excluding share-based compensation expenses and adjusted net income/(loss) as net income/(loss) excluding share-based compensation expenses. We define adjusted SG&A as expense excluding share-based compensation expenses. We incurred share-based compensation in the 2016 fiscal year only, which was associated with the acquisition of Mr. Jerry He’s equity interests in Impetus in January 2016.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Such non-GAAP measures, including adjusted EBITDA and adjusted net income/(loss), enable our management to assess our operating results without considering the impact of non-cash charges, including depreciation expenses and share-based compensation expenses, and without considering the impact of non-operating items such as interest income and income tax benefit and expenses. We also believe that the use of the non-GAAP measure facilitate investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Interest income, income tax benefit and expenses, depreciation expenses and share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of these non-GAAP measures, including adjusted EBITDA or adjusted net income/(loss). Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

About Bright Scholar Education Holdings Limited

Bright Scholar is the largest operator of international and bilingual K-12 schools in China*. The Company is dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. It also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of August 31, 2017, Bright Scholar operated 52 schools covering the breadth of K-12 academic needs of its students across seven provinces in China. In the fiscal year of the 2017 school year ended August 31, 2017, Bright Scholar had an average of 29,747 students enrolled at its schools.

*	In terms of student enrollment as of September 1, 2016, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2017.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

FleishmanHillard

Email: BrightScholar.ir@fleishman.com

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of
	August 31,	August 31,
	2016	2017
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	356,018	1,883,000	285,788
Restricted cash	6,433	13,662	2,074
Held-to-maturity investments	30,500	6,390	970
Accounts receivable	2,066	20	3
Amounts due from related parties	138,091	7,940	1,205
Other receivables, deposits and other assets	29,348	30,535	4,634
Inventories	9,580	8,598	1,305

Total current assets	572,036	1,950,145	295,979

Property and equipment, net	431,377	423,344	64,252
Land use right, net	35,667	34,694	5,266
Intangible assets	23,830	21,177	3,214
Goodwill	102,332	104,035	15,790
Prepayment for construction contract	2,421	5,490	833
Deferred tax assets, net	26,942	25,337	3,845
Deposits for acquisition	—	78,750	11,952
Other non-current assets	44,627	43,660	6,626

Total non-current assets	667,196	736,487	111,778

TOTAL ASSETS	1,239,232	2,686,632	407,757

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEETS-CONTINUED

(Amounts in thousands)

	As of
	August 31,	August 31,
	2016	2017
	RMB	RMB	USD
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Bright Scholar Education of RMB63,605 and RMB50,899 as of August 31, 2016 and August 31,2017)	63,605	50,899	7,725
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Bright Scholar Education of RMB64,988 and RMB62,138 as of August 31, 2016 and August 31, 2017)	66,855	76,433	11,600
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Bright Scholar Education of RMB200,092 and RMB255,859 as of August 31, 2016 and August 31, 2017)	201,019	272,479	41,355
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Bright Scholar Education of RMB16,169 and RMB13,958 as of August 31, 2016 and August 31, 2017)	16,169	40,387	6,130
Current portion of deferred revenue (including deferred revenue of the consolidated VIEs without recourse to Bright Scholar Education of RMB644,201 and RMB761,876 as of August 31, 2016 and August 31,2017)	664,201	761,876	115,632

Total current liabilities	1,011,849	1,202,074	182,442

Deferred tax liabilities, net (including deferred tax liabilities of the consolidated VIEs without recourse to Bright Scholar Education of RMB5,924 and RMB5,294 as of August 31, 2016 and August 31,2017)	5,924	5,294	803
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to Bright Scholar Education of RMB1,202 and RMB nil as of August 31, 2016 and August 31,2017)	1,202	—	—
Other non-current liabilities (including non-current liabilities of the consolidated VIEs without recourse to Bright Scholar Education of RMB58,696 and RMB59,806 as of August 31, 2016 and August 31,2017)	58,696	59,806	9,077

Total non-current liabilities	65,822	65,100	9,880

TOTAL LIABILITIES	1,077,671	1,267,174	192,322

EQUITY
Share capital	7	7	1
Additional paid-in capital	239,760	1,403,605	213,029
Statutory reserves	47,813	64,948	9,857
Accumulated other comprehensive income	—	(36,494)	(5,539)
Accumulated deficit	(170,851)	(15,933)	(2,418)

Shareholders’ equity	116,729	1,416,133	214,930
Non-controlling interests	44,832	3,325	505

Total equity	161,561	1,419,458	215,435

TOTAL LIABILITIES AND EQUITY	1,239,232	2,686,632	407,757

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for shares and per share data)

	Three Months Ended August 31,			Twelve Months Ended August 31
	2016	2017		2016	2017
	RMB	RMB	USD	RMB	RMB	USD
Revenue	219,181	275,458	41,807	1,040,329	1,328,367	201,610
Cost of revenue	(172,756)	(207,164)	(31,442)	(736,205)	(860,330)	(130,575)

Gross profit	46,425	68,294	10,365	304,124	468,037	71,035
Selling, general and administrative expenses	(56,751)	(88,979)	(13,505)	(290,098)	(261,972)	(39,760)
Other operating income	781	4,111	624	4,283	8,874	1,347

Operating (loss)/income	(9,545)	(16,574)	(2,516)	18,309	214,939	32,622
Interest income, net	729	3,521	534	2,148	4,901	744
Investment income	406	6,380	968	805	13,718	2,082
Other expenses	(308)	(244)	(37)	(457)	(779)	(118)

(Loss)/income before income taxes	(8,718)	(6,917)	(1,051)	20,805	232,779	35,330
Income tax benefits/(expenses)	4,858	3,259	495	(17,889)	(40,970)	(6,218)

Net (loss)/income	(3,860)	(3,658)	(556)	2,916	191,809	29,112

Net income/(loss) attributable to non-controlling interests	5,353	(275)	(42)	39,290	19,759	2,999

Net (loss)/income attributable to ordinary shareholders	(9,213)	(3,383)	(514)	(36,374)	172,050	26,113

Net (loss)/earnings per share attributable to ordinary shareholders (expressed in RMB per share)
Basic and diluted	(0.09)	(0.03)	0.00	(0.38)	1.64	0.25

Weighted average shares used in calculating net loss per ordinary share:
Basic and diluted	100,000,000	117,078,804	117,078,804	96,983,360	104,839,041	104,839,041

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Three Months Ended August 31			Twelve Months Ended August 31
	2016	2017		2016	2017
	RMB	RMB	USD	RMB	RMB	USD
Net cash generated from operating activities	359,007	400,161	60,734	360,658	482,988	73,305
Net cash (used in)/generated from investing activities	(147,599)	(45,630)	(6,927)	32,086	(77,020)	(11,688)
Net cash generated from/(used in) financing activities	8,641	123,148	18,692	(274,541)	1,164,737	176,774
Effect of exchange rate changes on cash	—	(36,494)	(5,539)	—	(36,494)	(5,539)

Net change in cash and cash equivalents, and restricted cash	220,049	441,185	66,960	118,203	1,534,211	232,852
Cash and cash equivalents, and restricted cash at beginning of the period	142,402	1,455,477	220,902	244,248	362,451	55,010

Cash and cash equivalents, and restricted cash at end of the period	362,451	1,896,662	287,862	362,451	1,896,662	287,862

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands)

	Three Months Ended August 31,			Twelve Months Ended August 31
	2016	2017		2016	2017
	RMB	RMB	USD	RMB	RMB	USD
Net (loss)/income	(3,860)	(3,658)	(556)	2,916	191,809	29,112
Add: Share-based compensation expense	—	—	—	95,070	—	—

Adjusted net (loss)/income	(3,860)	(3,658)	(556)	97,986	191,809	29,112

Net (loss)/income	(3,860)	(3,658)	(556)	2,916	191,809	29,112
Less: interest income, net	729	3,521	534	2,148	4,901	744
Add: income tax (benefits)/expenses	(4,858)	(3,259)	(495)	17,889	40,970	6,218
Add: depreciation and amortization expenses	23,090	19,839	3,012	72,094	78,056	11,846

EBITDA	13,643	9,401	1,427	90,751	305,934	46,432
Add: Share-based compensation expense	—	—	—	95,070	—	—

Adjusted EBITDA	13,643	9,401	1,427	185,821	305,934	46,432

Selling, general and administrative expenses	56,751	88,979	13,505	290,098	261,972	39,760
Less: Share-based compensation expense	—	—	—	95,070	—	—

Adjusted selling, general and administrative expenses	56,751	88,979	13,505	195,028	261,972	39,760

Weighted average shares used in calculating earnings per share:
Basic and diluted	100,000,000	117,078,804	117,078,804	96,983,360	104,839,041	104,839,041

Adjusted net (loss)/income attributable to Bright Scholar’s shareholders
Basic and diluted	(0.09)	(0.03)	0.00	0.61	1.64	0.25